SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

December 4, 2017	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

LINE Corporation Acquires Shares Accompanying Transfer of Subsidiary

TOKYO--(BUSINESS WIRE)--December 3, 2017--LINE Corporation (NYSE:LN) (TOKYO:3938) (Headquarters: Shinjuku-ku, Tokyo, Japan; Representative Director and CEO: Takeshi Idezawa; the “Company”) announces as follows that it will acquire all shares in FIVE Inc. (hereinafter “FIVE”), making it a subsidiary of the Company. As this transaction does not fall under the timely disclosure standards set forth by the Tokyo Stock Exchange, a portion of the disclosure items and details have been omitted.

1. Reasons for this Share Acquisition
Since the full-scale introduction of its performance-based ads in June 2016, the Company has shown steady growth in its business results. Meanwhile, FIVE, which is engaged in the development and operation of a platform for distributing video ads to smartphones, has used its advanced technology to achieve rapid growth in the performance-based advertising and brand advertising domains.
The Company has determined that making use of FIVE’s quality video ad platform’s business base and its specialized video ad technologies will contribute to speeding up the global growth and expansion of the LINE Group’s ad distribution business, and thus will acquire all of the shares in FIVE.

2. Overview of the Changing Subsidiary
(1)	Company name	FIVE Inc.
(2)	Location	Ebisu-West 5F, 1-16-15 Ebisunishi, Shibuya-ku, Tokyo
(3)	Name and title of representative	Keisuke Kanno, Representative Director
(4)	Business	Development and operation of platform for distributing videos to smartphones
(5)	Total capitalization	163,960,000 yen
(6)	Established	October 24, 2014
(7)	Relationship between LINE and the changing subsidiary	There are no capital, personnel, or business relationships.

3. Number of Acquired Shares and Shareholding Status Before and After Acquisition
(1)	Shares owned prior to change	0 shares (Percentage of voting rights ownership: 00.00%)
(2)	Shares to acquire	1,448 shares
(3)	Shares owned after change	1,448 shares (Percentage of voting rights ownership: 100.00%)

4. Schedule
(1)	Signing of agreement	December 4, 2017
(2)	Execution of share transfer	Mid-December 2017

5. Future Forecast
The impact of this Share Acquisition on the Company’s consolidated results is expected to be minimal.

The Company has issued a press release today titled “LINE Corporation Enters Capital and Business Alliance With FIVE Inc.” (https://linecorp.com/en/pr/news/en/2017/1963) which provides details of FIVE’s services and their synergy with the Company’s businesses, as well as future business developments.

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail.

CONTACT:
LINE Corporation
Michiko Setsu, +81-3 4316 2104
Global PR
dl_gpr@linecorp.co